Exhibit 99.1

Proposed issue of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

22/11/2023

The Proposed issue is:

A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of +securities to be issued
ATH	ORDINARY FULLY PAID	362,462,762

Proposed +issue date

29/11/2023

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1	Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2	Registered Number Type	Registration Number
ABN		37080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

New announcement

1.5	Date of this announcement

22/11/2023

1.6	The Proposed issue is:

A placement or other type of issue

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Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

No

Part 7B - Issue details

Is the proposed security a ‘New class’
(+securities in a class that is not yet quoted
or recorded by ASX) or an ‘Existing class’
(additional securities in a class that is already
quoted or recorded by ASX)?	Will the proposed issue of this +security include an offer of attaching +securities?
Existing class	No

Details of +securities proposed to be issued

ASX +security code and description

ATH : ORDINARY FULLY PAID

Number of +securities proposed to be issued

362,462,762

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?
AUD - Australian Dollar	AUD 0.00350

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

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Part 7C - Timetable

7C.1	Proposed +issue date

29/11/2023

Part 7D - Listing Rule requirements

7D.1	Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

362,462,762

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

No

7D.2	Is a party referred to in listing rule 10.11 participating in the proposed issue?

No

7D.3	Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4	Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1	Will there be a lead manager or broker to the proposed issue?

Yes

7E.1a	Who is the lead manager/broker?

MST Financial Services Pty Ltd

7E.1b	What fee, commission or other consideration is payable to them for acting as lead manager/broker?

6% of amount raised under Placement

7E.2	Is the proposed issue to be underwritten?

No

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7E.4	Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Part 7F - Further Information

7F.01	The purpose(s) for which the entity is issuing the securities

The use of proceeds from this financing will provide ongoing funding of Alterity’s Phase 2 clinical trials in MSA, planning for a Phase 3 clinical trial, continuing discovery and research efforts and general working capital.

7F.1	Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2	Any other information the entity wishes to provide about the proposed issue

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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